October 7, 2016

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-15903

Dear Mr. Cash:

By letter dated October 3, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 10-K for the Year Ended December 31, 2015 (the “2015 Form 10-K”) of CARBO Ceramics Inc. (the “Company”), which supplements the Company’s letter dated September 9, 2016 to the Staff in response to the Staff’s letter dated August 25, 2016, regarding the filings listed above.  In response to your comments, we hereby submit the responses below.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General Business Conditions, page 24

1.	We note your response to prior comment one. Please address the following;

•	Revise future filings to address the other factors, in addition to rig counts and commodity prices, as noted in your response, that significantly affect your business;
•

Revise future filings to quantify the increase in the percentage of raw frac sand relative to the percentage of ceramic proppant since we note your 2015 Form 10-K, 3/31/16 Form 10-Q and 6/30/16 Form 10-Q indicate declines in revenues were partly due to “an increased number of operators using a higher percentage of raw frac sand as an alternative to proppant due to its lower cost;” and

•	Tell us if any assumptions related to rig counts or commodity prices were included in your impairment analyses.

Our responses are as follows:

•	In future filings, the Company will address the other factors, in addition to rig counts and commodity prices, as noted in our response dated September 9, 2016, that significantly affect our business.
•

Our current disclosure is qualitative in nature and was derived from certain independent data sources regarding the type of proppant used by operators that are current or target clients of the Company.  The disclosure is not based on a formal survey of all oil and natural gas

Mr. John Cash

Securities and Exchange Commission

October 7, 2016

operators.  In future filings, we will specify, if applicable, that the decline in revenues was due to an increased number of existing or target CARBO clients using a higher percentage of raw frac sand.

•

Our impairment analyses did not include any specific assumptions relating to rig count or commodity prices.  Our analyses assumed an improvement in completion activity over a multi-year period.  As noted in our response dated September 9, 2016, completion activity is not necessarily correlated with rig count due to (a) the inventory of drilled and uncompleted wells, (b) the use of multi-well pad drilling, and (c) other advances in completion technology.

Critical Accounting Policies, page 25

2.

In your response to prior comment three, you state that for your “wet process facilities, collectively, the carrying value was below the sum of the undiscounted cash flows.”  Please address the following:

•

Explain to us how and why you determined that evaluating your wet process facilities collectively is appropriate and complies with ASC 360-10-35-23.  In this regard, it is not clear to us how you determined this is the lowest level of identifiable cash flows since we note other facilities were separately evaluated; and

•	Tell us what, if any, impact there would have been to your impairment analysis if you separately evaluated each wet process facility for impairment.

Our three wet process facilities are designed in the same manner, use the same raw materials, produce the same ceramic proppant products at comparable costs, and can be used interchangeably.  As a result, they represent the lowest level of identifiable cash flows.  Other facilities were separately evaluated because they use different raw materials, produce a different ceramic proppant product at different costs, and cannot be used interchangeably.  Therefore, we believe that evaluating the wet process facilities collectively was appropriate and complies with ASC 360-10-35-23, and we believe that there would not have been a material impact on our impairment analysis if we had separately evaluated each wet process facility for impairment.

3.

In your responses to prior comments three and four, you define normal capacity as facility utilization at or above 65% of the collective stated capacity of a facility.  As part of your intended disclosures in future filings, please ensure you define normal capacity and also disclose the most recent period when normal capacity was achieved.

In future filings, the Company will define normal capacity and disclose the most recent period when normal capacity was achieved.

*  *  *

In accordance with the requests at the end of your letter, the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Cash

Securities and Exchange Commission

October 7, 2016

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer